AVG Announces New Credit Facility

Improved terms reflect business strength and provide more flexibility to support growth.

AMSTERDAM, May 1, 2013 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG), the provider of Internet and mobile security, privacy and optimization to 150 million active users, today announced that it has entered into a new $75 million credit facility with HSBC that will support AVG's financing requirements over the next three years.

"We are extremely pleased that we were able to conclude this agreement with our primary relationship bank. The growth of our business, the growth of our cash flows, and having partners like HSBC, put us in an excellent position for future development", stated John Little, CFO of AVG Technologies N.V. "The new credit facility will reduce our interest charge by approximately $3.5 million a year at current rates, and the terms of the facility provide us with the flexibility we need to manage our finances and support our growth strategy over the near term."

The new credit facility consists of a $25 million six month term US dollar loan and a $50 million three year multicurrency revolving credit facility. The facility bears interest at LIBOR[1] plus 2.5 percent, which compares with LIBOR plus 6.0 percent, with a minimum rate of 7.5 percent, under the previous credit agreement.

The outstanding principal amount of $77.8 million under the previous credit agreement has been fully repaid, utilizing $75 million in borrowings from the new credit facility.

"HSBC has a growing corporate banking office in the Netherlands and we are honoured to work with the AVG team to structure this new $75 million facility", commented Richard van der Meer, CEO of the Amsterdam branch of HSBC Bank plc. "As a result of our strong international capabilities and close relationship with AVG, we are also assisting AVG with their international banking requirements from global cash management to risk management. We are pleased that the new credit facility and other HSBC solutions will help support AVG's exciting international growth strategy."

Conference Call Information

There is no conference call connected with this announcement.

Additional Information for Investors

As of March 31, 2013 AVG's cash and cash equivalents totaled $60.8 million; borrowings were $75.2 million (comprising principal of $77.8 million less unamortized finance costs of $2.6 million) and net debt was $14.4 million.[2]

AVG borrowed $235 million under its previous credit agreement dated March 15, 2011 and made principal repayments of $157.2 million prior to this final loan repayment. As a consequence of repaying the remaining outstanding balance under that agreement, AVG will record a charge under US GAAP of approximately $2.8 million, principally from the expensing of unamortized finance costs.

The $25 million six month term loan will be repaid in six equal monthly installments. The revolving credit facility has a three year term and has an accordion feature that enables the amount available to be increased by a further $50 million with the participation of other banks. The revolving credit facility can also be drawn down in certain currencies other than the US dollar, in which case the appropriate benchmark rate, for example EURIBOR, would be used.

The new credit facility contains customary financial covenants, including requirements to maintain a specified consolidated leverage ratio and a specified interest coverage ratio. The interest rate of LIBOR plus 2.5 percent is dependent on maintaining a certain leverage ratio and a utilization fee of between zero and 0.3 percent also applies to new amounts drawn down under the revolving credit facility. The new credit facility is secured by certain tangible, intangible and current assets of AVG with covenants obliging AVG to also pledge new assets over a certain threshold. Finance costs relating to the new credit facility of approximately $1.2 million will be deferred and amortized.

Forward-Looking Statements

This announcement contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expectation of future costs and growth. Words such as "expects," "expectation," "intends," "assumes," "believes" and "estimates," variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in the Company's growth strategies; changes in the Company's future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the Company's active users; potential effects of changes in the applicable search guidelines of our search partners; the termination of or changes to the Company's relationships with its partners, including Google, and other third parties; changes in the Company's and its partners' responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company's plans to launch new products and online services and monetize its full user base; the Company's ability to attract and retain active and subscription users; the Company's ability to retain key personnel and attract new talent; the Company's ability to adequately protect its intellectual property; flaws in the Company's internal controls or IT systems; the Company's geographic expansion plans; the anticipated costs and benefits of the Company's acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company's legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company's products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company's business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading "Risk Factors". These documents are available online from the SEC or in the Investor Relations section of the Company's website at http://investors.avg.com. Information on the AVG website is not part of this release.

All forward-looking statements in this announcement are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

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About AVG Technologies (NYSE: AVG)

AVG's mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG's powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG's software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 150 million active users as of March 31, 2013 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

[1] LIBOR refers to the London Interbank Offer Rate.

[2] Net debt represents current and non-current debt less cash and cash equivalents.

CONTACT: Media- Ricardo Adame, AVG Corporate Communications, +420-724-652-759, ricardo.adame@avg.com or Investor Relations- Erica Abrams, The Blueshirt Group for AVG, +1-415-217-5864, erica@blueshirtgroup.com